April 18, 2005




via facsimile and U.S. mail

Mr. L. M. de Kool
Executive Vice President and Chief Financial Officer
Sara Lee Corporation
Three First National Plaza
Chicago, IL  60602-4260




	Re:	Sara Lee Corporation
		Form 10-K, Filed September 3, 2004
		Form 10-Q, Filed January 31, 2005
		File No. 1-03344

Dear Mr. de Kool:

      We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 2, 2004

Item 7. - Management Discussion and Analysis of Financial
Condition
and Results of Operations

Financial Review

Overview, page 26

1. We note the disclosure of $119 million of cash received related to the sale of the European tobacco unit here and on page 31.

(a)	Tell us what influence, if any, you have regarding the
resolution of any of the contingencies associated with the sale of tobacco unit.

(b)	Tell us what risks of the tobacco business been fully
transferred to the buyer and what risks of the tobacco business you have retained.

(c)	It appears that you determined that certain future payments
related to your sale of the European tobacco business represent gain contingencies. Tell us why this item meets the definition of a gain contingency under FAS 5, given the guidance under FAS 5 paragraph 2, and as clarified by ETIF 01-10, paragraph 16, that states that a gain contingency under FAS 5, paragraph 17, is a recovery of a loss not yet recognized in the financial statements or an amount recovered in excess of a loss recognized in the financial statements.

2. We note your statement that the effective tax rate declined slightly from the prior year. Your disclosures in Note 21 indicate that your effective tax rate is significantly below the statutory rate, and that this tax rate is due to the effects of significant permanent income tax items. Expand your management discussion and analysis to address the trends of the permanent items and how it impacts income tax expense, net income and liquidity.

Item 8. - Financial Statements and Supplementary Data

Consolidated Statements of Common Stockholders` Equity,  page 53

3. We note your presentation of Comprehensive Income and Accumulated
Other Comprehensive Income.  Disclose the components of
Accumulated
Other Comprehensive Income for each balance sheet date presented, as required by FAS 130, paragraph 26.

Note 1 - Basis of Presentation, page 55

4. Expand your disclosure to provide a description of your major products or services and your principal markets, including the locations of those markets as required by SOP 94-6, paragraph 10. Disclose the relative importance of your operations in each business and the basis for the determination. Please disclose this information in your audited financial statements notes rather providing a cross reference to information outside the financial statements.

Note 2 - Summary of Significant Accounting Policies

	Goodwill, page 57

5. We note your disclosure of the goodwill associated with each business segment in Note 20 on page 73. Expand your disclosure to disclosure as part of your accounting policy for goodwill to explain how you determined the reporting segments to which goodwill was assigned.

	Stock based compensation, page 57

6. We note your disclosures in Note 4 with regard to stock unit awards. Disclose your accounting policy for recognizing compensation expense for these restricted stock units.

      Income taxes, page 57

7. Your disclosure mentions the inherent uncertainties and judgments related to the income tax provision and the risk that the tax rate may increase or decrease in any period. Please disclose any estimate made in this regard if it is at least reasonably possible that the specific conditions, situations or set of circumstances will change in the near term due to future confirming events, and the effect of the change would be material, as required under SOP 94-6, paragraphs
13-14.

8. Tell us what items can cause a change in the tax rate from period to period.

Note 9 - Long-term debt, page 61

9. Please expand your disclosures to address the general character, the priority, the amounts and the terms related to each component of long-term debt as required by Regulation S-X 5-02.22(a)-(b). In particular, address which obligations have fixed and variable rate terms. For obligations with variable rate terms, disclose the benchmark interest rate used, the percentage spread paid over the benchmark rate, and the conditions under which the rates may change.

Note 12 - Sale of accounts receivable, page 62

10. Please disclose your consolidation policy with regard to this limited purpose subsidiary and how you have classified these sales of accounts receivable in your statement of consolidated cash flows. Please disclose the necessary cash flow information as required by paragraph 17.f.(4) of SFAS 140.

Note 13 - Contingencies, page 63

11. We note your disclosure that the final outcome of various pending legal proceedings should not have a material effect on your results of operations or financial position. The use of the phrase "should not" is unclear with regard to the disclosures required for loss contingencies under FAS 5 paragraphs 3 and 8-10. Expand your disclosure to use terms defined by SFAS 5 and to provide disclosures for material reasonably possible loss contingencies as required by FAS paragraph 10.

Note 17 - Acquisition, page 68

12. Tell us the nature of the $11 million distribution management software intangible asset that was part of the Earthgrains business acquisition. We may have further comment.

Note 22 - Business Segment Information, page 75

13. We note your reference to information outside of your audited financial statements. Please provide the required disclosures under
FAS 131 in a footnote to your financial statements rather than cross referencing to information outside the financial statements.


Form 10-Q for the quarter ended January 1, 2005

Note 4 - Derivative reporting, page 14

14. We have reviewed the above disclosure and the related description in the annual report to which it refers. In the annual report, you have disclosed that interest rate swap agreements can be accounted for as fair value or cash flow hedges, but you have not disclosed how you account for currency swaps. Expand your disclosure to provide the following additional information with regard to interest rate and currency swaps:

a.	the criteria for designating interest rate and currency swaps as
cash flow or fair value hedges,
b.	for swaps designated as fair value hedges, the disclosures
required by FAS 133 paragraph 45(a), and
c.	for swaps designated as cash flow hedges, a description of
the
transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income as required by FAS 133 paragraph
45(b)(2).

15. Your disclosure indicates that the effects of your foreign exchange and option contract cash flow hedges are reflected in the cumulative translation adjustments account within consolidated stockholders` equity. Tell us why you have recorded these items in this manner and not as part of the line item "net unrealized loss on cash flow hedges". We may have further comment.


Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Gary Newberry at (202) 824-5567 or Jill
Davis,
Branch Chief at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Sara Lee Corporation
April 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE